SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F         X         Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes            No        X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .)

CNH GLOBAL N.V.

Form 6-K for the month of April, 2004

Table of Contents:

1.	News Release dated April 26, 2004 “CNH Board Confirms Katherine Hudson as Chairman; Shareholders Elect Three New Board Members”.
2.	News Release dated April 26, 2004 “CNH Shareholders Approve Annual Dividend”.

News Release

CNH Board Confirms Hudson as Chairman; Shareholders Elect Three New Board Members

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939

Amsterdam, The Netherlands (April 26, 2004) The Board of Directors of CNH Global N.V (NYSE:CNH) today elected Katherine Hudson as the company’s new non-executive chairman of the board to replace retiring chairman, Jean-Pierre Rosso. Director Michael Murphy, formerly vice chairman and CFO of Sarah Lee Corporation, was elected chairman of CNH’s Audit Committee, replacing Hudson. Director James Provan was elected chairman of CNH’s Nominating and Compensation Committee.

The appointment of outside directors to chair the Board of Directors and its two key committees is intended to strengthen the independence of the Board. Michael Murphy joined the CNH Board in September 2002; James Provan joined the Board of New Holland N.V. at the time of its IPO in 1996, and has served on the CNH Board since the merger in 1999.

At today’s Annual General Meeting, the shareholders of the company elected three new board members to fill vacancies left by departing inside directors. Elected to the board today were three senior executives of majority shareholder Fiat: Luigi Gubitosi (42) CFO of the Fiat Group; Luciano Soldi (56), the Group’s general counsel; and Eugenio Razelli (53) senior vice president for business development and strategy. The three replace retiring chairman Jean-Pierre Rosso and two former Fiat executives who had resigned from the board.

Luigi Gubitosi was appointed Chief Financial Officer of Fiat S.p.A. in January 2004. From September 2000 to December 2003, he was Senior Vice President & Group Treasurer of Fiat S.p.A. and CEO of Fiat GeVa. From 1998 to 2000, he was Senior Vice-President & Treasurer of Fiat GeVa. From 1994 to 1997 he was International Treasurer of Fiat GeVa and prior to that President of Fiat Finance USA in New York from 1990 to 1994. He joined Fiat’s International Finance Department in 1986.

Gubitosi holds an MBA from Insead and completed his undergraduate studies at the University of Naples and the London School of Economics. A Chartered Financial Analyst, Luigi is past Chairman of The European Advocacy Committee of AIMR. He is Chairman of Fiat GeVa, Fiat’s “in-house bank” centralizing the financial activities of the Group and sits on the boards of various companies, including Iveco, La Stampa, Sicind, Cometa (the largest Italian pension fund). He has authored numerous articles on financial and treasury topics.

Luciano Soldi was appointed general counsel for Fiat S.p.A. in November 2003. Soldi came to the Group from Pirelli, S.p.A. where he had been vice president for legal affairs since 1999. He had joined Pirelli in 1991 as head of that Group’s international legal department and subsequently led the legal departments of Pirelli’s cable business and finance group before assuming the top job. Prior to joining Pirelli, he worked within ENI as vice president of the legal department of SAIPEM, S.p.A. and had served as legal counsel for SNAM, AGIP, and ENICHEM.

Soldi earned his law degree from the University of Milan. Presently, he is the Italian representative to the ICC Anti-Corruption Committee and a member of the International Association of Chief Legal officers.

Eugenio Razelli was appointed senior vice president, business development and strategies of Fiat S.p.A. in May 2003. Prior to his appointment, he served as the president and CEO of Fiamm since 2001. In 1993, Razelli joined the Pirelli Group, where he held a number of key positions including vice president, manufacturing for Pirelli Cavi, president and CEO of Pirelli Cable North America, and senior executive vice president of Pirelli Cavi’s Energy Division. Prior to joining Pirelli, Razelli held a variety of management positions within the Fiat Group, including general manager of the Electronic Components Division and president of Engine Control Systems.

Razelli earned his degree in Electromechanical Engineering from the University of Genoa. Presently he serves on the boards of Edison, Ferrari, CRF, and Elasis, and is the Chairman of CSST.

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CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by 12,000 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

News Release

CNH Shareholders Approve Annual Dividend

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939
Albert Trefts, Jr. Investor Relations (1) 847 955 3821

Lake Forest, Illinois (April 26, 2004) At today’s Annual General Meeting, the shareholders of CNH Global N.V. (NYSE:CNH) approved the dividend recommended by the company’s Board of Directors. The 2003 annual dividend of $. 25 per share of common stock will be payable on Tuesday, May 25, 2004 to shareholders of record at close of business on Tuesday, May 18, 2004.

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CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by more than 12,000 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse
Assistant Secretary

April 27, 2004